HAAS PETROLEUM ENGINEERING

2100 ROSS AVENUE
SUITE 1450
CityDALLAS, StateplaceTEXAS 75201
PHONE (214) 754-7090
FAX (214) 754-7092

April 19, 2007

The Board of Directors of Enterra Energy Corp.

as Administrator of Enterra Energy Trust ("Enterra")

RE: Consent of Haas Petroleum Engineering Services, Inc.

Dear Sirs:

We consent to the incorporation by reference in this annual report on Form 40-F of Enterra Energy Trust, which is being filed with the United States Securities and Exchange Commission, of our report "Appraisal of Oil and Gas Reserves Owned by Enterra Energy Trust in Various Counties, Oklahoma" as of December 31, 2006 dated March 2, 2007, included in the 2006 Annual Information Form of Enterra Energy Trust (the "AIF"), and to the references to our firm in the AIF.

We also consent to the incorporation by reference of references to our firm and of information derived from our report entitled, "Appraisal of Oil and Gas Reserves Owned by Enterra Energy Trust in Various Counties, Oklahoma" as of December 31, 2006 dated March 2, 2007, appearing in the annual report on Form 40-F of Enterra Energy Trust for the fiscal year ended December 31, 2006, into the registration statement on Form F-10 Registration Statement (No, 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

Sincerely,

HAAS PETROLEUM ENGINEERING SERVICES, INC.